Exhibit 99.2

11FE10045.E.SEDAR/000001/000001/i Security Class Holder Account Number Form of Proxy - Annual Meeting to be held on April 22, 2010 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. You have the right to appoint some other person or company of your choice, who need not be a shareholder, to attend and act on your behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities represented by this form of proxy are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to you. 5. The securities represented by this proxy will be voted or withheld from voting as you direct, however, if you do not direct your vote in respect of any matter and you do not appoint a person or company, other than the persons whose names are printed herein, as your proxyholder, this proxy will be voted in favour of the election to the Board of Directors of Celestica Inc. of the nominees proposed by Management and in favour of the appointment of KPMG LLP as auditor of Celestica Inc. for 2010 and the authorization of the Board of Directors of Celestica Inc. to fix the auditor's remuneration. 6. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. Proxies submitted must be received by 5:00 pm, Eastern Time, on April 20, 2010 or in the case of any adjournment of the Meeting, at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet • Go to the following web site: www.investorvote.com To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup". If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER ------- Fold ------- Fold

Appointment of Proxyholder

I/We, being holder(s) of Celestica Inc. hereby appoint: Robert L. Crandall or, failing him, Craig H. Muhlhauser, or their designees

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of Celestica Inc. to be held at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on April 22, 2010 at 10:00 a.m. EDT and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Robert L. Crandall	☐	☐	02. William A. Etherington	☐	☐	03. Laurette Koellner	☐	☐
04. Craig H. Muhlhauser	☐	☐	05. Eamon J. Ryan	☐	☐	06. Gerald W. Schwartz	☐	☐
07. Don Tapscott	☐	☐						

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	For	Withhold
2. **Appointment of Auditors** Appointment of KPMG LLP as auditor and authorization of the Board of Directors of Celestica Inc. to fix the remuneration of the auditor.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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